SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                    For the fiscal year ended March 31, 2000
                                              ----------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE
    ACT OF 1934

    FOR THE TRANSITION PERIOD FROM ____________________ TO______________________

    Commission File Number:  000-24373

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN
                      3820 NORTHDALE BOULEVARD, SUITE 200A
                              TAMPA, FLORIDA 33624

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          GLOBAL IMAGING SYSTEMS, INC.
                      3820 NORTHDALE BOULEVARD, SUITE 200A
                              TAMPA, FLORIDA 33624

Global Imaging Systems, Inc.
401(k) Retirement Plan

Table of Contents
March 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                                            Page(s)

Report of Independent Certified Public Accountants                                                            1

Financial Statements:
     Statements of Net Assets Available for Benefits as of March 31, 2000 and 1999                            2

     Statements of Changes in Net Assets Available for Benefits for the Years
       Ended March 31, 2000 and 1999                                                                          3

Notes to Financial Statements                                                                                4-8


Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes at End of Year                                           9

     Schedule of Investment Assets Both Acquired and Disposed of
       Within the Plan Year                                                                                  10

     Schedule of Reportable Transactions                                                                     11

     Schedule of Leases in Default or Classified as Uncollectible                                            12

     Schedule of Loans or Fixed Income Obligations in Default or
       Classified as Uncollectible                                                                           13

     Schedule of Nonexempt Transactions                                                                      14

               Report of Independent Certified Public Accountants


To the Participants and Administrator of the Global Imaging Systems, Inc.
401(k) Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Global Imaging Systems, Inc. 401(k) Retirement Plan (the "Plan") at March 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
September 22, 2000

Global Imaging Systems, Inc.
401(k) Retirement Plan

Statements of Net Assets Available for Benefits
As of March 31, 2000 and 1999
--------------------------------------------------------------------------------



                                                      2000              1999
Assets

Investments                                      $ 55,549,625      $ 28,099,939
                                                 ------------      ------------

Receivables:
  Participant contribution                             47,207            72,657
  Employer contribution                                24,466           236,034
                                                 ------------      ------------
    Total receivables                                  71,673           308,691
                                                 ------------      ------------
Net assets available for benefits                $ 55,621,298      $ 28,408,630
                                                 ============      ============





    The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------



                                                          2000           1999
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments    $ 8,305,545    $ 1,818,883
    Interest and dividends                             3,071,182      2,018,031
                                                     -----------    -----------
      Total investment income                         11,376,727      3,836,914
                                                     -----------    -----------
  Contributions:
    Participant                                        5,135,176      3,208,356
    Employer                                           1,479,996        911,249
                                                     -----------    -----------
      Total contributions                              6,615,172      4,119,605
                                                     -----------    -----------
    Transfers from other plans                        12,352,856      7,848,593
                                                     -----------    -----------
      Total additions                                 30,344,755     15,805,112
                                                     -----------    -----------
Deductions from net assets attributed to:
  Benefits paid to participants                       (3,122,458)    (1,274,186)
  Administrative expenses                                 (9,629)        (2,093)
                                                     -----------    -----------
      Total deductions                                (3,132,087)    (1,276,279)
                                                     -----------    -----------
Net increase                                          27,212,668     14,528,833

Net assets available for benefits:
  Beginning of year                                   28,408,630     13,879,797
                                                     -----------    -----------
  End of year                                        $55,621,298    $28,408,630
                                                     ===========    ===========




    The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

1. Description of Plan

   The following description of the Global Imaging Systems, Inc. (the "Company") 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan's provisions.

   General

   The Plan, established May 1, 1996, and subsequently amended, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. (the "Sponsor") and its subsidiaries, including ARMDAP, Inc., AV Presentations, Inc., Brinckmann and Associates, Inc., Capitol Office Solutions, Inc. ("Capitol"), Column Office Equipment, Inc., Dahill Industries, Inc. ("Dahill"), Daniel Communications, Inc., Henderson's Office Systems ("Henderson"), Lewan and Associates, Inc., Office Tech, Inc., Otis McDonald's, Inc., and Statewide Photocopy Corp., which were acquired during fiscal 2000 (except for Capitol, Dahill and Henderson which were acquired during fiscal 1999) and have adopted the Plan as of March 31, 2000 (collectively and individually referred to as the "Employer"), who have attained age 21 and one hour (1,000 hours prior to June 23, 1999) of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. See Note 8 for companies acquired subsequent to March 31, 2000 which have adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions

   Commencing November 1, 1998, eligible participants may contribute up to 18% of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Prior to such date, the participants were eligible to contribute up to 15% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. The Employer contributes to the Plan 50% of the first 6% of the participant's compensation and prior to year end March 31, 1999, the Employer made discretionary contributions annually. For the year ended March 31, 1999, the Employer made discretionary contributions of $140,730. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers one money market fund, nine mutual funds and Global Imaging Systems, Inc. stock as investment options for participants.

   Participant Accounts

   Each participant's account is credited with the participant's contributions, allocations of Employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

   Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants are fully vested upon reaching normal retirement age, death, total disability or termination of the Plan.

   Payment of Benefits

   A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant's vested account balance exceeds $5,000, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $5,000, the Plan will distribute the balance in a lump-sum.

   Forfeited Accounts

   At March 31, 2000 and 1999, forfeited nonvested accounts totaled $102,482 and $44,801, respectively. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions. For the years ended March 31, 2000 and 1999, employer contributions were reduced by $27,943 and $33,386, respectively, from forfeited nonvested accounts.

   Participant Loans

   Loans to participants are not available except when participants transfer loans from another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan's loan policy. The Plan Administrator will not approve any loan to a participant in an amount which exceeds 50% of his or her vested account balance (maximum aggregate dollar amount to any individual participant may not exceed $50,000 and may not be less than $1,000). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the balances in the participant's account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 8 to 12%. Principal and interest is paid ratably through monthly payroll deductions.

   Administration

   The Plan is administered by the Company. Prudential Bank and Trust Company is the trustee of the Plan. Certain administrative expenses are paid by the Company.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

2. Summary of Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

   Payment of Benefits

   Benefits are recorded when paid.

   Investment Valuation and Income Recognition

   Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant receivables and loans are valued at cost which approximates fair value.

   The Plan presents, in the statement of net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Statement of Position 99-3

   The Company adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3)". SOP 99-3 eliminates the requirements to separately disclose participant-directed investment options as a separate fund in the financial statements in columnar form or in the related disclosures.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

4. Investments

   The following presents investments that represent 5% or more of the Plan's net assets:

                                                                March 31,
                                                          2000            1999

   Prudential Government Security
      Money Market Fund                              $ 3,633,412     $ 2,319,640
   Prudential Balance Fund                             1,198,020         868,634
   Prudential World Fund Global                        6,138,795       2,578,354
   Fidelity Advisor Equity Growth Trust               21,695,540      11,757,872
   Putnam Voyager Fund                                14,583,157       6,443,100
   Putnam Income Fund                                  2,212,687       1,633,611


   During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                                March 31,
                                                          2000           1999

   Mutual funds                                      $ 8,434,737    $ 1,831,090
   Common stock fund                                    (129,192)       (12,207)
                                                     -----------    -----------
                                                     $ 8,305,545    $ 1,818,883
                                                     ===========    ===========

5. Related Party Transactions

   Certain Plan investments are mutual funds and money market funds managed by the trustee and shares of Company stock, and therefore, these transactions qualify as party-in-interest.

6. Income Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 1998 that the Plan is designed in accordance with Internal Revenue Code. It is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

7. Plan Termination

   Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

8. Subsequent Events

   Subsequent to March 31, 2000, the Sponsors acquired N&L Enterprises, which adopted the Plan on June 1, 2000.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Assets Held for Investment Purposes
At End of Year
--------------------------------------------------------------------------------

             Identity of issue, borrower,                             Description of                         Current
               lessor, or similar party                                 investment                            value
--------------------------------------------------------          ------------------------               ---------------
Prudential Government Security Money Market Fund                     Money Market Fund                    $   3,633,412
Prudential Government Short - Intermediate Term Fund                    Mutual Fund                             384,399
Prudential Equity Income Growth Fund                                    Mutual Fund                           2,045,344
Prudential Balance Fund                                                 Mutual Fund                           1,198,020
Prudential World Fund                                                   Mutual Fund                           6,138,797
Prudential Stock Index Fund                                             Mutual Fund                             812,005
Fidelity Advisor Equity Growth Trust                                    Mutual Fund                          21,695,540
Putnam Voyager Fund                                                     Mutual Fund                          14,583,157
Putnam Income Fund                                                      Mutual Fund                           2,212,687
AIM Balance Fund                                                        Mutual Fund                           2,377,623
Global Imaging Systems, Inc. Stock                                      Common Stock                            205,743
Participant Loans                                                   Interest ranging from
                                                                        8% to 12%                               261,717
Other                                                                                                             1,181
                                                                                                          -------------
Total                                                                                                     $  55,549,625
                                                                                                          =============

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Investment Assets Both Acquired and
Disposed of Within the Plan Year
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Reportable Transactions
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Nonexempt Transactions
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

                                    Signature


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Global Imaging Systems 401(k) Retirement Plan
                              --------------------------------------------------
                                              (Registrant)


    September 27, 2000                   /s/ Raymond Schilling
---------------------------   --------------------------------------------------
          Date                               Raymond Schilling
                              Chief Financial Officer, Secretary and Treasurer,
                              (Duly Authorized Officer and Principal Financial
                                        and Accounting Officer)

                                  EXHIBIT INDEX
                                  -------------



  Number  Exhibit                                                     Page
  ------  -------                                                     ----

   23     Consent of Independent Certified Public Accountants           17